Schedule to the Investment Subadvisory Agreement
between Calvert Asset Management Company, Inc.
and KBC Asset Management International Ltd.

As compensation pursuant to Section 4 of the Subadvisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and KBC Asset Management International Ltd. (the "Subadvisor"), the Advisor shall pay the Subadvisor an annual Subadvisory fee computed daily and payable monthly, based on the average daily net assets it manages of the Fund as follows:
Assets	Calvert Global Water Fund
First $150 million:	0.60% of its average daily net assets
$150 million and above:	0.50% of its average daily net assets

KBC agrees to waive 10 basis points in fees until the Fund reaches $100 million in assets or until two years from funding, whichever occurs first.

Fee Waiver. If all parties, including any other subadvisors with assets of the Fund under current management, agree in advance, the Subadvisor may agree to waive its Subadvisory Fee to the same extent, calculated as a percentage, as the Advisor waives its advisory fee voluntarily or due to state expense limitations or as may be otherwise required by law. To the extent the Advisor is able to recapture waived fees pursuant to its Investment Advisory Agreement with the Fund, the Advisor will pay the Subadvisor a subadvisory fee on the recaptured advisor's fee in accordance with this Schedule.

Per Section IV of this Agreement, the Fee excludes any assets invested in the Fund's High Social Impact Investments and/or Special Equities programs.